UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

Publicly held Company

CNPJ / ME No. 07.689.002 / 0001-89

NIRE 35.300.325.761

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL

SHAREHOLDERS’ MEETINGS

HELD ON APRIL 26, 2021

Date, Time and Place: On April 26, 2021, at 10am, at the headquarters of Embraer SA (“Company” or “Embraer”), at Avenida Brigadeiro Faria Lima, 2.170, building F-100, in the city of São José dos Campos, State of São Paulo.

Previous Publications: Call Notice published in the Official Gazette of the State of São Paulo in the editions of March 26, 27 and 30, 2021 (pgs. 280, 139 and 88), in the newspaper O Vale in the editions of March 26, 27 and 30, 2021 (pages 6, 4, 6) and in the newspaper Valor Econômico in the editions of March 26, 27 and 30, 2021, (pgs. C5, C11 and B4). The Financial Statements, the Administration Report, the Opinion of the Independent Auditors, the Opinion of the Audit Committee and the Opinion of the Audit, Risks and Ethics Committee related to the fiscal year ended on December 31, 2020 were published on March 25, 2021 in the Official Gazette of the State of São Paulo (pages 5 to 28) and in the newspapers O Vale (pages 1 to 28) and Valor Econômico (Companies Section—pages B13 to B18).

Composition of the Board: The Chairman of the Board of Directors of the Company, Alexandre Gonçalves Silva, in accordance with Article 23 of the By-Laws, assumed the chairmanship of the works of the General Meetings, having invited the Legal Executive Vice President & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary to the works and, to compose the desk of the works, the Chief Executive Officer, Francisco Gomes Neto and the Executive Vice President of Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 47.1% and 51.8% of the share capital were present for the purpose of installing the Ordinary General Meeting and the Extraordinary General Meeting, respectively, according to the signatures in the Shareholders’ Attendance Book and participation through remote voting ballots considered valid by the Company. Also present, the representative of the Audit, Risks and Ethics Committee, João Cox Neto, the member of the Audit Committee, Maurício Rocha Alves de Carvalho, the representative of PricewaterhouseCoopers, Rafael Alvim Guimarães (CRC 1RJ104572/O-0), and the representative of Premiumbravo Auditores Independentes, Eduardo Nunes Malanquini Sá.

Initial Clarifications: Initially, the Chairman of the Board explained to all those present the mechanism provided for in the By-Laws for ascertainment of votes, stating that after verification of the quorum for installation, the Board will ensure that no shareholder exercises votes in a number greater than 5% of the number of voting shares. Then, if the total number of votes of foreign shareholders exceeds 2/3 of the votes that can be exercised by Brazilian shareholders, the number of votes for each foreign shareholder will be reduced proportionally to the percentage of the excess, so that the total votes of foreign shareholders does not exceed the limit of 40% of the total votes that can be exercised in the General Meetings. The Board also informed that, since the legal installation quorum for the resolution on matters contained in items 1, 2, 3 and 4 of the Extraordinary General Meeting was not reached, the referred to General Meeting will be installed for resolution on the other items and items 1, 2, 3 and 4 will be the subject to resolution on a second call.

Agenda: At the Ordinary General Meeting: 1. To receive the administrators’ accounts, examine, discuss and vote on the Financial Statements for the fiscal year ended on December 31, 2020; 2. To resolve on the destination of the results for the fiscal year ended on December 31, 2020; 3. Define the number of members to compose the Board of Directors; 4. Elect the members of the Board of Directors 5. elect members of the Audit Committee; 6. To set the global annual amount of remuneration of the Company’s administrators; and 7. To set the remuneration of the members of the Audit Committee; At the Extraordinary General Meeting: 5. Examine, discuss and approve the terms and conditions of the protocol and justification for the merger of SAVIS Tecnologia e Sistemas S.A. (“Savis”) into the Company (“Protocol and Justification” and “Incorporation of Savis”, respectively), entered into by the Company’s administrators and from Savis; 6. Ratify the hiring of the specialized company, Premiumbravo Auditores Independentes, for the elaboration of the appraisal report of Savis net equity, for the purposes of the provisions under articles 227 and 8 of Law No. 6.404/76 (“Appraisal Report”); 7. Approve the Appraisal Report; and 8. Approve the Incorporation of Savis.

Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: As proposed by the Board, (i) it was waived the reading of the Call Notice and of the Administration Manual and Proposal, since these are fully known to the shareholders, as well as the consolidated voting map of the remote votes, the referred to map having been published by the Company and made available to shareholders for consultation; and (ii) it is consigned that the minutes of these General Meetings will be drawn up in the summary form, in accordance with the provisions of paragraph 1 of article 130 of Law No. 6.404/76. In addition, it was approved the publication of the minutes of the General Meetings, omitting the signatures of the shareholders present, in accordance with the provisions under paragraph 2 of article 130 of Law No. 6.404/76. This proposal received 115,845,347 approvals and no rejections.

Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved:

At the Ordinary General Assembly:

1. Approve the Administration’s annual report and accounts, as well as the financial statements for the fiscal year ended December 31, 2020, accompanied by the opinions of the independent auditors (PricewaterhouseCoopers), the Audit Committee and the Audit, Risks and Ethics Committee. The referred to resolution received 27,251,247 abstentions, 106,693,494 approvals and 16,210 rejections.

2. Approve the destination of the result for the fiscal year ended on December 31, 2020, in the following terms: absorption, by the Reserve for Investments and Working Capital provided for in article 52 of the By-Laws of Embraer, of the balance of loss, recorded in the fiscal year, of BRL 2,595,444,555.21 already added the loss generated by the holding of shares in treasury due to the exercise of share purchase option of the Company’s stock options program in the amount of BRL 392,851.98, of which BRL 433,492,658.34 was absorbed by the “Legal Reserve”, BRL 103,775,930.87 by the “Reserve of Subvention for Investments” and BRL 2,058,175,966.00 by the “Reserve for Investments and Working Capital” and maintenance of the excess amount for the Profit Reserves in the total of BRL 1,020,962,420.37 recorded as “Accumulated Losses” in the Company’s Net Equity. The referred resolution received 23,092,608 abstentions, 110,841,335 approvals and 27,008 rejections.

3. To approve the Board of Directors to be composed of eleven effective members, for a term of office of 2 (two) years. This resolution received 10,380,809 abstentions, 123,550,601 approvals and 29,541 rejections.

4. Considering that, for the election of 8 members of the Board of Directors, it was adopted the voting mechanism set forth in article 31 of the Company’s By-Laws, the following slate proposed by the current Board of Directors of the Company was elected:

Alexandre Gonçalves Silva, Brazilian, married, engineer, holder of Identity Card RG No. 39.565.565-1-SSP / SP and enrolled at CPF/ME under No. 022.153.817-87, resident and domiciled in the City and State of São Paulo, at Rua Cel. Artur de Paula Ferreira, 132, apt. 81, Vila Nova Conceição, CEP 04511-060, as Chairman of the Board of Directors; Raul Calfat, Brazilian, married, business administrator, holder of Identity Card RG No. 5.216.686-7-SSP / SP and enrolled at CPF / ME under No. 635.261.408-63, resident and domiciled in the City and State of São Paulo, with business address in the same city, at Avenida Faria Lima, 201, 20th floor, Pinheiros, CEP: 05426-100, as Vice-Chairman of the Board of Directors; Claudia Sender Ramirez, Brazilian, married, engineer, holder of Identity Card RG No. 23.417.461-4-SSP / SP and enrolled at CPF / ME under No. 282.612.068-90, resident and domiciled in the City and State of São Paulo, with business address in the same city at Rua Nicolau Gagliardi, 354, Pinheiros, CEP 05429-010; Dan Ioschpe, Brazilian, married, administrator, holder of identity card RG No. 3018532915-SSP / RS and enrolled at CPF / ME under No. 439.240.690-34, resident and domiciled in the city and State of São Paulo, with business address in the same city, at Rua Luigi Galvani No. 146, 13th floor, CEP 04575-020; João Cox Neto, Brazilian, married, economist, holder of Identity Card RG No. 3944885-SSP / BA and enrolled at CPF / ME under No. 239.577.781-15, resident and domiciled in the City and State of São Paulo, with business address in the same city at Rua Jacques Félix, 53, Vila Nova Conceição, CEP 04509-000; Maria Letícia de Freitas Costa, Brazilian, single, engineer, holder of Identity Card RG No. 6.057.278-4-SSP / SP and enrolled at CPF / ME under number 050.932.788-58, resident and domiciled in the City and State de São Paulo, with business address in the same city, at Rua Tenente Negrão, 140, 14th floor, suite 141, Itaim Bibi, CEP 04530-030; Pedro Wongtschowski, Brazilian, divorced, chemical engineer, holder of Identity Card RG No. 3.091.522-3-SSP / SP and enrolled at CPF / ME under No. 385.585.058-53, resident and domiciled in the City and State of São Paulo, with business address in the same city at Av. Brigadeiro Luís Antônio, 1343, 9th floor, Bela Vista, CEP 01317-910; and Sergio Guillinet Fajerman, Brazilian, married, administrator, holder of identity card RG No. 04137542-9 SSP / RJ and enrolled at CPF / ME under No. 018518957-10, resident and domiciled in the city and State of São Paulo, with address in the same city, at Av. Engenheiro Armando de Arruda Pereira No. 707, CEP 04309-010, as members of the Board of Directors.

For the records, the alternative slate proposed by the shareholder Tempo Capital Principal FIA was defeated.

This resolution received the following votes: 104,667,293 votes for the slate proposed by the Administration; 11,986,347 rejections for the slate proposed by the Administration; 16,309,291 votes for the slate proposed by the shareholder; and 998,019 abstentions.

It is consigned that:

By the Federal Government, under the terms of Paragraph 1 of Article 27 of the By-Laws, the following were appointed and now elected Marcelo Kanitz Damasceno, Brazilian, married, military, holder of Identity Card RG No. 303.225-COMAER and enrolled at CPF / ME under No. 263.994.400-25, resident and domiciled in the City of Brasília, Federal District, with business address in the same city, at Esplanada dos Ministérios, Eixo Monumental, block M, 6th floor, CEP 70045-900, as effective member and Heraldo Luiz Rodrigues, Brazilian, married, military, holder of Identity Card RG No. 357.925-COMAER and enrolled at CPF / ME under No. 033.708.348-71, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at the same city at Avenida General Justo, 160, building DECEA, CEP 20.021-130, as his alternate.

By the Embraer Employees Investment Club—CIEMB, the following were appointed and now elected Alexandre Magalhães Filho, Brazilian, married, accountant, holder of Identity Card RG No. 5.865.168-SSP / SP and enrolled at CPF / ME under No. 435.782.848-15, resident and domiciled in the City of Taubaté, State of São Paulo, with business address in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Putim, CEP 12227-901, as an effective member, and Maria Antonieta Rosina Tedesco de Oliveira Pêgo, Brazilian, married, business administrator, holder of Identity Card RG No. 13.924.212-0-SSP / SP and enrolled at CPF / ME under No. 100.581.568-28, resident and domiciled in the City of São José dos Campos, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 2170, Putim, São José dos Campos, CEP 12227-901, as his alternate.

By non-shareholder employees of Embraer, the following were appointed and now elected Dejair Losnak Filho, Brazilian, married, lawyer, holder of Identity Card RG No. 16.750.758-8-SSP / SP and enrolled at CPF / ME under No. 047.339,098-10, resident and domiciled in the City of São José dos Campos, State of São Paulo, with business address in the same city at Av. Brigadeiro Faria Lima, 2170, CEP 12227-901, as an effective member, and Emerson José dos Santos Leite, Brazilian, married, mechanical engineer, holder of Identity Card RG No. 233447830-SSP / SP and enrolled at CPF / ME under No. 159.528.188-62, resident and domiciled in the City of São José dos Campos, State of São Paulo, with business address in the same city at Av. Brigadeiro Faria Lima, 2170, CEP 12227-901, as his alternate.

All the 11 effective members of the Board of Directors and their respective alternates now elected will have a term of office until the Ordinary General Meeting to be held in 2023 and have declared, for the purposes of the provisions under paragraph 1 of article 147 of Law No. 6.404/76, that they are not involved in any of the crimes provided for under the law that prevent them from exercising commercial activity and, for the purposes of the provisions under article 2 of Instruction CVM 367/02, article 157 of Law 6.404/76 and article 11 of Instruction CVM No. 358/02, the elected Directors will take office by signing the respective inauguration instrument in the form and within the deadline stated in paragraph 1, of article 149 of Law No. 6.404 / 76, which will be filed at the Company’s headquarters.

In compliance with the provisions under Article 17 of the Novo Mercado Regulation and paragraph 5 of article 27 of the Company’s By-Laws, it is herein recorded that, according to statements of the elected directors, Alexandre Gonçalves Silva, Raul Calfat, Claudia Sender Ramirez, Dan Ioschpe, João Cox Neto, Maria Letícia de Freitas Costa, Pedro Wongtschowski and Sergio Guillinet Fajerman they fit the definition of Independent Directors contained in the Novo Mercado Regulation.

5. To elect the following effective members and respective alternates to compose the Company’s Audit Committee: Ivan Mendes do Carmo, Brazilian, in a stable union, economist, holder of Identity Card RG No. 584.786-SSP / DF and enrolled at CPF / ME under No. 279.786.131-00, resident and domiciled in the City of Brasília, Federal District, with business address in the same city, in SEP South, Block 702/902, suite B, block A, General Alencastro Building, 1st floor, Asa Sul, CEP 70390-025, as effective member and Chairman of the Audit Committee, and Tarcísio Luiz Silva Fontenele, Brazilian, married, lawyer, holder of Identity Card RG No. 616.088-SSP/DF and enrolled at CPF / ME under No. 265.672.021-49, resident and domiciled in the City of Brasília, Federal District, with business address in the same city, in SEP South, Block 702/902, Lot B, Block A, General Alencastro Building, 1st floor, CEP 70390-025, as his respective alternate; José Mauro Laxe Vilela, Brazilian, married, economist, holder of Identity Card No. 80.796.046-3-DETRAN / RJ and enrolled at CPF / ME under No. 102.631.287-68, resident and domiciled in the city of Niterói, State of Rio de Janeiro, at Alameda Carolina, 18, apt. 502, Icaraí, CEP 24230-140, as effective member and Vice-Chairman of the Audit Committee, and Wanderley Fernandes da Silva, Brazilian, married, accountant, holder of Identity Card RG No. 09757043-6-IFP / RJ and enrolled at CPF / ME under No. 028.343.127-02, resident and domiciled in the City and State of Rio de Janeiro, with business address at Rua Aníbal de Mendonça, 27—2nd Floor—Ipanema—Rio de Janeiro, RJ—CEP 22.410-050, as his respective alternate; João Manoel Pinho de Mello, Brazilian, married, graduated in public administration, holder of Identity Card RG No. 18.311.000-6-SSP / SP and enrolled at CPF / ME under No. 265.595.338-08, resident and domiciled in the City of São Paulo, Rua Umburanas, 720, Alto de Pinheiros, CEP 05464-000, with business address in the city of Brasília, Federal District, at SBS, Main building of the Central Bank of Brazil, Block 3, Sector B, 21st floor, CEP 70074-900, as effective member of the Audit Committee, and Pedro Jucá Maciel, Brazilian, married, public server, holder of Identity Card RG no. 4.547.788 -SDS / PE and enrolled at CPF / ME under No. 027.141.784-64, resident and domiciled in the City of Brasília, Federal District, with business address in the same city at Esplanada dos Ministérios, Ministry of Economy, Block P, Annex A, 1st floor, room 101, as its respective alternate; and Maurício Rocha Alves de Carvalho, Brazilian, married, mechanical engineer, holder of Identity Card RG No. 62.926.342-5 SSP / SP enrolled at CPF / ME under No. 709.925.507-00, resident and domiciled in the City and State of São Paulo, with business address in the same city at Rua Joaquim Floriano 1052, suite 121, Itaim, CEP 04534-004, as effective member of the Audit Committee, and Mario Ernesto Vampré Humberg, Brazilian, married, economist, holder of Identity Card RG No. 13.577.292 and enrolled at CPF / ME under No. 057.161.178-80, resident and domiciled at Rua Mario Whateley, 280—Apt. 81—São Paulo, SP, as his respective alternate. The elected members of the Audit Committee will be vested in their respective positions, within the deadline referred to in article 149 of Law No. 6.404 / 76, with term of office until the Ordinary General Meeting to be held in 2022, and have declared to the Company that they do not have any legal impediment that prevents their election and investiture in the positions. This resolution received 17,101,967 abstentions, 116,824,166 approvals and 34,817 rejections.

6. Approve the setting of the annual global limit of the remuneration of administrators at BRL 65,000,000.00, for the period from May 2021 to April 2022. This resolution received 27,002,211 abstentions, 69,990,497 approvals and 36,968,242 rejections.

7. To approve the maintenance of the monthly remuneration of the Chairman of the Audit Committee in the amount of BRL 15,000.00 and the individual monthly amount of BRL 13,500.00 for the other effective members of the Audit Committee for the period from May 2021 to April 2022, with an increase of BRL 250.00 in the individual remuneration of each member of the Audit Committee, in compliance with the legislation in force. This resolution received 27,098,077 abstentions, 106,775,091 approvals and 87,783 rejections.

In the Extraordinary General Meeting:

5. To approve, after examining and discussing, the Protocol and Justification, which is attached to the present minutes as Exhibit I. This resolution received 18,394,393 abstentions, 108,644,516 approvals and 21,349 rejections.

6. Ratify the hiring of the specialized company Premiumbravo Auditores Independentes (CNPJ / ME 07.796.259 / 0001-30) (“Premiumbravo”) for the elaboration of the Appraisal Report. This resolution received 24,507,885 abstentions, 102,538,011 approvals and 14,361 rejections.

7. To approve, after examining and discussing, the Appraisal Report, which ascertained the net worth of Savis for the purposes of the Incorporation of Savis, at its respective book value and based on the balance sheet drawn up on the base date of December 31, 2020, in the form of Exhibit II to these minutes, it being consigned that the Premiumbravo representative, present at the meeting, was available to provide the shareholders with all the necessary clarifications regarding the Appraisal Report. This resolution received 18,395,388 abstentions, 108,644,060 approvals and 20,809 rejections.

8. Approve the Incorporation of Savis, with the consequent extinction of such company, under the terms provided for in the Protocol and Justification, being the management of the Company authorized to practice all the necessary acts, relative, complementary or arising from the Incorporation of Savis, under the terms of paragraph 3 of Article 227 of Law No. 6.404 / 76. This resolution received 18,486,047 abstentions, 108,542,457 approvals and 31,754 rejections.

It was registered that:

(i)

Savis will be succeeded by the Company in all its rights and obligations, under the terms of Article 227 of Law No. 6.404 / 76 and the shares issued by Savis will be extinguished, pursuant to Paragraph 1 of Article 226 of Law No. 6.404 / 76, without attributing shares issued by the Company to replace the shareholder rights;

(ii)

considering that the net worth of Savis, whose sole shareholder is the Company, is already fully reflected in the Company’s net equity, as a result of the application of the equity method, there will be no capital increase of the Company nor issue of new shares as a result of the Incorporation of Savis;

(iii)

regarding the requirement provided for in article 264 of the Brazilian Corporate Law, at a meeting held on February 15, 2018, within the scope of Process CVM No. 19957.011351/2017-21, CVM’s Board of Directors has unanimously stated that the referred to article is not applicable to incorporation transactions of wholly-owned subsidiary by the parent open company, since, if there are no non-controlling shareholders, the fundamental condition provided for in the provision would not be present. Accordingly, for the purposes of the Savis Incorporation, Embraer was not required to prepare the aforementioned report;

(iv)	due to the facts recorded above, there will be no right of recourse as a result of the Incorporation of Savis; and

(v)	on March 18, 2021, the Audit Committee issued a favorable opinion on the herein approved Incorporation of Savis.

Closure: There being no further issues to discuss, the Chairman thanked everyone for their presence and suspended the works so that these minutes could be drawn up, which, after being approved, were signed by the shareholders present.

São José dos Campos, April 26, 2021.

Alexandre Gonçalves Silva

Chairman

Fabiana Klajner Leschziner.

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations